Mail Stop 3561

April 22, 2009

Peter Klamka
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

> **Re:** **Solar Acquisition Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed April 8, 2009**
> **Form 10-K/A for the Fiscal Period Ended December 31, 2008**
> **Filed April 22, 2009**
> **File No. 333-152496**

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 8A. Controls and Procedures, page 13

1. It appears that you have inserted comment three from our letter dated April 10, 2009 into this section of your filing. Please remove this comment from your disclosure.

Management's Report on Internal Control over Financial Reporting, page 13

2. We note your response to comment one from our letter dated April 21, 2009. In the final paragraph in this section you state that your management evaluated the effectiveness of your internal control over financial reporting as of December 31, 2007. Please revise this statement to refer to the correct reporting period. We also note that you removed your statement that your annual report does not include an attestation report from your accountant as to your internal controls over financial reporting. Please see Item 308T of Regulation S-K and amend your Form 10-K/A to include this statement.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jillian Ivey Sidoti, Esq.
        Via Facsimile